UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 2, 2022

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Second-Quarter 2022 Results,” dated August 2, 2022.

Exhibit

99.1	Press Release dated August 2, 2022

Textainer Group Holdings Limited

Reports Second-Quarter 2022 Results and Declares Dividend

HAMILTON, Bermuda – (GlobeNewswire) – August 2, 2022 –Textainer Group Holdings Limited (NYSE: TGH; JSE: TXT) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, today reported financial results for the second-quarter ended June 30, 2022.

Key Financial Information (in thousands except for per share and TEU amounts) and Business Highlights:

	QTD
	Q2 2022	Q1 2022	Q2 2021
Total lease rental income	$203,232	$198,718	$187,434
Gain on sale of owned fleet containers, net	$23,213	$15,913	$18,836
Income from operations	$122,847	$114,716	$110,007
Net income attributable to common shareholders	$78,590	$72,705	$73,795
Net income attributable to common shareholders per diluted common share	$1.63	$1.47	$1.45
Adjusted net income (1)	$78,522	$72,869	$75,204
Adjusted net income per diluted common share (1)	$1.63	$1.48	$1.48
Adjusted EBITDA (1)	$191,086	$182,317	$178,448
Average fleet utilization (2)	99.6%	99.7%	99.8%
Total fleet size at end of period (TEU) (3)	4,508,490	4,402,158	4,101,575
Owned percentage of total fleet at end of period	93.3%	93.0%	90.6%

(1)	Refer to the “Use of Non-GAAP Financial Information” set forth below.
(2)

Utilization is computed by dividing total units on lease in CEUs (cost equivalent unit) by the total units in our fleet in CEUs, excluding CEUs that have been designated as held for sale and units manufactured for us but not yet delivered to a lessee. CEU is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20-foot dry container. These factors may differ from CEU ratios used by others in the industry.

(3)

TEU refers to a twenty-foot equivalent unit, which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20-foot container, thus a 20-foot container is one TEU and a 40-foot container is two TEU.

•	Net income of $78.6 million for the second quarter, or $1.63 per diluted common share, as compared to $72.7 million, or $1.47 per diluted common share, for the first quarter of 2022;
•	Adjusted net income of $78.5 million for the second quarter, or $1.63 per diluted common share, as compared to $72.9 million, or $1.48 per diluted common share, for the first quarter of 2022;
•	Adjusted EBITDA of $191.1 million for the second quarter, as compared to $182.3 million for the first quarter of 2022;
•	Average and ending utilization rate for the second quarter of 99.6% and 99.5%, respectively;
•	Added $230 million of new containers during the second quarter, for a total of $727 million through the first half of 2022, primarily assigned to long-term finance leases;
•

Repurchased 1,417,819 shares of common stock at an average price of $31.81 per share during the second quarter. On July 22, 2022, Textainer's board of directors authorized a further increase of $100 million to the share repurchase program. Combined with the increased authorization, the remaining available authority under the share repurchase program totaled $120 million as of the end of the second quarter;

•

Textainer’s board of directors approved and declared a quarterly preferred cash dividend on its 7.00% Series A and its 6.25% Series B cumulative redeemable perpetual preference shares, payable on September 15, 2022, to holders of record as of September 2, 2022; and

•	Textainer’s board of directors approved and declared a $0.25 per common share cash dividend, payable on September 15, 2022 to holders of record as of September 2, 2022.

“We are very pleased with our exceptional results during the second quarter, where we earned record adjusted net income and EPS, driven by revenue growth, strong gain on sales and continued disciplined expense management. For the second quarter of 2022, we achieved lease rental income of $203 million, which was 8% higher than in the same quarter last year. Adjusted EBITDA was $191 million, and adjusted net income was $79 million, or $1.63 per diluted share, representing an ROE of 20%. Our performance demonstrates the resilience of our business model in the current environment, as we benefit from our long-term lease contracts and capitalize on the supply deficit within the resale market to dispose of older containers at a substantial profit,” stated Olivier Ghesquiere, President and Chief Executive Officer.

“As we navigated the second quarter of the year, which is traditionally the industry’s slow season, demand for containers was subdued with limited lease out opportunities, even so, capex totaled $230 million for the quarter, stemming primarily from customer relationships and strategic placements in key locations. Congestion continues to remain the central focus of global container shipping with an estimated 12% to 14% of total ship capacity currently tied up as a result of logistical bottle necks, labor shortages, and COVID-19 disruptions. In this environment however, shipping lines have reduced their intake of new containers and are holding on to existing units as they now operate with sufficient inventories. We have only seen a small increase in redeliveries of mostly old sales age containers, which have helped us achieve record gain on sales of $23 million for the quarter.”

“Given the current climate of lower capex, we have continued to allocate significant cash flow towards share repurchases as an attractive use of our capital, further driving improvement in earnings per share and other metrics. During the second quarter, we repurchased approximately 1.4 million shares, or 3%, of our outstanding common shares. In addition, we are pleased to announce that our board of directors has increased our share repurchase authorization by an additional $100 million. We expect to remain both active and opportunistic as it relates to share repurchase activity.”

“As we look out to the coming months, we are well-positioned to navigate short- and medium-term market fluctuations as our contracted revenue and profits are well protected due to our long-term fixed-rate lease contracts and fixed-rate debt and hedging policy. We see a continuation of current congestion trends, with likely additional disruptions in the world of shipping,” concluded Ghesquiere.

Second-Quarter Results

Total lease rental income for the quarter increased $4.5 million from the first quarter of 2022 primarily due to an increase in fleet size.

Gain on sale of owned fleet containers, net for the quarter increased $7.3 million from the first quarter of 2022 primarily due to higher sales volumes and favorable prices supported by positive resale market demand.

Direct container expense – owned fleet for the quarter increased $1.3 million from the first quarter of 2022, primarily due to a higher maintenance, handling and storage expense resulting from slightly increased redeliveries of predominantly older, sales age containers associated with our increased resale activity.

Depreciation and amortization for the quarter remained relatively flat compared to the first quarter of 2022, as most new container investment has been assigned to long-term finance leases, which do not incur depreciation.

General and administrative expense for the quarter increased $1.7 million from the first quarter of 2022. Second quarter general and administrative expense included additional IT system project and enhancement costs associated with our new ERP system and higher incentive compensation costs due to improved performance.

Interest expense for the quarter increased $2.3 million from the first quarter of 2022, primarily due to a higher average debt balance and a slight increase in our average effective interest rate from funding new container investment during the first half of 2022.

Conference Call and Webcast

A conference call to discuss the financial results for the second quarter of 2022 will be held at 11:00 am Eastern Time on Tuesday, August 2, 2022. The dial-in number for the conference call is 1-855-327-6837 (U.S. & Canada) and 1-631-891-4304 (International). The call and archived replay may also be accessed via webcast on Textainer’s Investor Relations website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with more than 4 million TEU in our owned and managed fleet. We lease containers to approximately 200 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of approximately 130,000 containers per year for the last five years to more than 1,000 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 400 independent depots worldwide. Textainer has a primary listing on the New York Stock Exchange (NYSE: TGH) and a secondary listing on the Johannesburg Stock Exchange (JSE: TXT). Visit www.textainer.com for additional information about Textainer.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: (i) We expect to remain both active and opportunistic as it relates to share repurchase activity; (ii) As we look out to the coming months, we are well-positioned to navigate short- and medium-term market fluctuations as our contracted revenue and profits are well protected due to our long-term fixed-rate lease contracts and fixed-rate debt and hedging policy. We see a continuation of current congestion trends, with likely additional disruptions in the world of shipping; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2022.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Textainer Group Holdings Limited

Investor Relations

Phone: +1 (415) 658-8333

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenues:
Operating leases - owned fleet	$152,590	$148,609	$304,082	$282,428
Operating leases - managed fleet	12,678	14,986	25,319	29,807
Finance leases and container leaseback financing receivable - owned fleet	37,964	23,839	72,549	44,443
Total lease rental income	203,232	187,434	401,950	356,678

Management fees - non-leasing	673	1,112	1,205	2,148

Trading container sales proceeds	5,392	8,730	13,010	16,341
Cost of trading containers sold	(4,945)	(4,499)	(11,701)	(9,944)
Trading container margin	447	4,231	1,309	6,397

Gain on sale of owned fleet containers, net	23,213	18,836	39,126	31,194

Operating expenses:
Direct container expense - owned fleet	6,779	5,787	12,298	12,584
Distribution expense to managed fleet container investors	11,302	13,524	22,475	27,019
Depreciation and amortization	72,957	70,703	145,450	137,309
General and administrative expense	13,185	10,820	24,712	21,720
Bad debt expense (recovery), net	60	(83)	537	(1,210)
Container lessee default expense (recovery), net	435	855	555	(3,113)
Total operating expenses	104,718	101,606	206,027	194,309
Income from operations	122,847	110,007	237,563	202,108
Other (expense) income:
Interest expense	(37,593)	(30,147)	(72,902)	(59,253)
Debt termination expense	—	(2,945)	—	(3,212)
Realized loss on financial instruments, net	—	(2,448)	—	(5,404)
Unrealized gain (loss) on financial instruments, net	85	1,406	(122)	4,598
Other, net	267	51	380	203
Net other expense	(37,241)	(34,083)	(72,644)	(63,068)
Income before income taxes	85,606	75,924	164,919	139,040
Income tax (expense) benefit	(2,047)	117	(3,686)	(949)
Net income	83,559	76,041	161,233	138,091
Less: Dividends on preferred shares	4,969	2,246	9,938	2,246
Net income attributable to common shareholders	$78,590	$73,795	$151,295	$135,845
Net income attributable to common shareholders per share:
Basic	$1.66	$1.48	$3.16	$2.72
Diluted	$1.63	$1.45	$3.10	$2.67
Weighted average shares outstanding (in thousands):
Basic	47,486	49,855	47,942	50,002
Diluted	48,305	50,790	48,799	50,839

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

(Unaudited)

(All currency expressed in United States dollars in thousands, except share data)

	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$220,413	$206,210
Accounts receivable, net of allowance of $1,538 and $1,290, respectively	147,880	125,746
Net investment in finance leases, net of allowance of $176 and $100, respectively	126,962	113,048
Container leaseback financing receivable, net of allowance of $48 and $38, respectively	52,165	30,317
Trading containers	4,973	12,740
Containers held for sale	14,639	7,007
Prepaid expenses and other current assets	14,982	14,184
Due from affiliates, net	2,592	2,376
Total current assets	584,606	511,628
Restricted cash	91,727	76,362
Marketable securities	2,744	2,866
Containers, net of accumulated depreciation of $1,951,211 and $1,851,664, respectively	4,572,263	4,731,878
Net investment in finance leases, net of allowance of $857 and $643 respectively	1,725,671	1,693,042
Container leaseback financing receivable, net of allowance of $66 and $75, respectively	798,903	323,830
Derivative instruments	103,787	12,278
Deferred taxes	1,063	1,073
Other assets	14,763	14,487
Total assets	$7,895,527	$7,367,444
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$32,617	$22,111
Container contracts payable	144,572	140,968
Other liabilities	5,007	4,895
Due to container investors, net	20,007	17,985
Debt, net of unamortized costs of $8,286 and $8,624, respectively	416,319	380,207
Total current liabilities	618,522	566,166
Debt, net of unamortized costs of $27,152 and $32,019, respectively	5,290,744	4,960,313
Derivative instruments	253	2,139
Income tax payable	11,253	10,747
Deferred taxes	11,625	7,589
Other liabilities	36,328	39,236
Total liabilities	5,968,725	5,586,190
Shareholders' equity:

Cumulative redeemable perpetual preferred shares, $0.01 par value, $25,000 liquidation preference per share. Authorized 10,000,000 shares; 12,000 shares issued and outstanding (equivalent to 12,000,000 depositary shares at $25.00 liquidation preference per depositary share)	300,000	300,000
Common shares, $0.01 par value. Authorized 140,000,000 shares; 59,686,461 shares issued and 46,639,098 shares outstanding at 2022; 59,503,710 shares issued and 48,831,855 shares outstanding at 2021	597	595
Treasury shares, at cost, 13,047,363 and 10,671,855 shares, respectively	(240,062)	(158,459)
Additional paid-in capital	436,420	428,945
Accumulated other comprehensive income	101,987	9,750
Retained earnings	1,327,860	1,200,423
Total shareholders’ equity	1,926,802	1,781,254
Total liabilities and shareholders' equity	$7,895,527	$7,367,444

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Six Months Ended June 30,
	2022	2021
Cash flows from operating activities:
Net income	$161,233	$138,091
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	145,450	137,309
Bad debt expense (recovery), net	537	(1,210)
Container write-off (recovery) from lessee default, net	241	(5,753)
Unrealized loss (gain) on financial instruments, net	122	(4,598)
Amortization of unamortized debt issuance costs and accretion of bond discounts	5,206	4,576
Debt termination expense	—	3,212
Gain on sale of owned fleet containers, net	(39,126)	(31,194)
Share-based compensation expense	3,498	2,716
Changes in operating assets and liabilities	107,068	30,865
Total adjustments	222,996	135,923
Net cash provided by operating activities	384,229	274,014
Cash flows from investing activities:
Purchase of containers and fixed assets	(257,082)	(962,729)
Payment on container leaseback financing receivable	(468,252)	(6,425)
Proceeds from sale of containers and fixed assets	91,292	62,479
Receipt of principal payments on container leaseback financing receivable	30,098	15,278
Net cash used in investing activities	(603,944)	(891,397)
Cash flows from financing activities:
Proceeds from debt	844,650	2,706,774
Payments on debt	(483,313)	(1,986,861)
Payment of debt issuance costs	—	(14,469)
Proceeds from container leaseback financing liability, net	—	11,534
Principal repayments on container leaseback financing liability, net	(398)	(227)
Issuance of preferred shares, net of underwriting discount	—	145,275
Purchase of treasury shares	(81,603)	(29,193)
Issuance of common shares upon exercise of share options	3,979	3,924
Dividends paid on common shares	(23,858)	—
Dividends paid on preferred shares	(9,938)	(1,808)
Purchase of noncontrolling interest	—	(21,500)
Other	—	(212)
Net cash provided by financing activities	249,519	813,237
Effect of exchange rate changes	(236)	(41)
Net (decrease) increase in cash, cash equivalents and restricted cash	29,568	195,813
Cash, cash equivalents and restricted cash, beginning of the year	282,572	205,165
Cash, cash equivalents and restricted cash, end of the period	$312,140	$400,978

Supplemental disclosures of cash flow information:
Cash paid for interest expense and realized loss and settlement on derivative instruments, net	$66,344	$67,876
Income taxes paid	$140	$406
Receipt of payments on finance leases, net of income earned	$95,712	$33,630
Supplemental disclosures of noncash operating activities:
Receipt of marketable securities from a lessee	$-	$5,789
Right-of-use asset for leased property	$-	$272
Supplemental disclosures of noncash investing activities:
Increase in accrued container purchases	$3,604	$111,589
Containers placed in finance leases	$169,620	$454,737

Use of Non-GAAP Financial Information

To supplement Textainer’s consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), the company uses non-GAAP measures of certain components of financial performance. These non-GAAP measures include adjusted net income, adjusted net income per diluted common share, adjusted EBITDA, headline earnings and headline earnings per basic and diluted common share.

Management believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating Textainer’s operating performance. Adjusted net income is defined as net income attributable to common shareholders excluding debt termination expense, unrealized (loss) gain on derivative instruments and marketable securities and the related impacts on income taxes. Management considers adjusted EBITDA a widely used industry measure and useful in evaluating Textainer’s ability to fund growth and service long-term debt and other fixed obligations. Headline earnings is reported as a requirement of Textainer’s listing on the JSE. Headline earnings and headline earnings per basic and diluted common shares are calculated from net income which has been determined based on GAAP.

Reconciliations of these non-GAAP measures to the most directly comparable GAAP measures are included in the tables below for the three and six months ended June 30, 2022 and 2021 and for the three months ended March 31, 2022.

Non-GAAP measures are not financial measures calculated in accordance with GAAP and are presented solely as supplemental disclosures. Non-GAAP measures have limitations as analytical tools, and should not be relied upon in isolation, or as a substitute to net income, income from operations, cash flows from operating activities, or any other performance measures derived in accordance with GAAP. Some of these limitations are:

•	They do not reflect cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, working capital needs;
•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on debt;
•

Although depreciation expense and container impairment are a non-cash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and
•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended,			Six Months Ended,
	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	(Dollars in thousands,			(Dollars in thousands,
	except per share amounts)			except per share amounts)
	(Unaudited)			(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to common shareholders	$78,590	$72,705	$73,795	$151,295	$135,845
Adjustments:
Debt termination expense	—	—	2,945	—	3,212
Unrealized (gain) loss on financial instruments, net	(85)	207	(1,406)	122	(4,598)
Impact of reconciling items on income tax	17	(43)	(130)	(26)	(103)
Adjusted net income	$78,522	$72,869	$75,204	$151,391	$134,356

Adjusted net income per diluted common share	$1.63	$1.48	$1.48	$3.10	$2.64

	Three Months Ended,			Six Months Ended,
	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	(Dollars in thousands)			(Dollars in thousands)
	(Unaudited)			(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to common shareholders	$78,590	$72,705	$73,795	$151,295	$135,845
Adjustments:
Interest income	(257)	(36)	(26)	(293)	(63)
Interest expense	37,593	35,309	30,147	72,902	59,253
Debt termination expense	—	—	2,945	—	3,212
Realized loss on derivative instruments, net	—	—	2,448	—	5,404
Unrealized (gain) loss on financial instruments, net	(85)	207	(1,406)	122	(4,598)
Income tax expense (benefit)	2,047	1,639	(117)	3,686	949
Depreciation and amortization	72,957	72,493	70,703	145,450	137,309
Container write-off (recovery) from lessee default, net	241	—	(41)	241	(5,753)
Adjusted EBITDA	$191,086	$182,317	$178,448	$373,403	$331,558

	Three Months Ended,			Six Months Ended,
	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	(Dollars in thousands,			(Dollars in thousands,
	except per share amount)			except per share amount)
	(Unaudited)			(Unaudited)
Reconciliation of headline earnings:
Net income attributable to common shareholders	$78,590	$72,705	$73,795	$151,295	$135,845
Adjustments:
Container write-off (recovery) from lessee default, net	241	—	(41)	241	(5,753)
Impact of reconciling items on income tax	(2)	—	1	(2)	54
Headline earnings	$78,829	$72,705	$73,755	$151,534	$130,146

Headline earnings per basic common share	$1.66	$1.50	$1.48	$3.16	$2.60
Headline earnings per diluted common share	$1.63	$1.47	$1.45	$3.11	$2.56

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2022

Textainer Group Holdings Limited

/s/ OLIVIER GHESQUIERE
Olivier Ghesquiere
President and Chief Executive Officer